News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES NOTICE OF RELEASE OF
SECOND QUARTER FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, July 12, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its 2005 second quarter financial results on Friday, July 22, 2005.

Jim Popowich, President of Fording Canadian Coal Trust, will host a conference call with the investment community to discuss the results on Monday, July 25, 2005, at 8:00 a.m. MST, 10:00 a.m. EST. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-814-4859 or 416-640-4127 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Wednesday, July 27, 2005 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 21130633#.

A live and archived audio webcast of the conference call will also be available on Fording’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply over 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca